INVEST IN **VEGAN MOB**

Serving up the best vegan BBQ & soul food in the Bay Area



VEGAN MOB
VEGAN BBQ & SOULFOOD
49ERS

veganmob.biz Oakland CA

Main Street | Food | Sustainability | Restaurant | Eating and Drinking

LEAD INVESTOR

GW Chew

I have seen the rapid growth of The Vegan Mob since its inception, and they has proven to be one the best vegan restaurants in the US. The food is amazingly delicious, and the Toriano Gordon has a true passion to do "good for the hood." I have been a restaurateur and food manufacturer for over 12 years and I have never seen a restaurant experience this much success in so little time. I expect to see The Vegan Mob grow in leaps in bounds in the near future!

OVERVIEW UPDATES WHAT PEOPLE SAY 106 ASK QUESTION 13

Highlights

1. 📈 Over $3M in revenue to date despite COVID-19
2. 🔥Vegan industry growing rapidly - plant-based protein segment expected to double to $8B in 5 yrs
3. Launched 2 new food truck locations in San Francisco & San Jose in April 2021
4. 🗣 700 reviews on Yelp and 78k followers on social media
5. 🚀 Planning to open a 4th location in LA in 2022 (not guaranteed)
6. Exclusive partnership with Something Better Foods supplying plant-based proteins
7. 🏆Listed in 10 best vegan BBQ spots in the US in USA Today - also featured in Food & Wine, Eater, SF Chronicle, & more!

Our Team



Toriano Gordon Founder & CEO

Dedicated a decade of his life to helping at-risk and formerly incarcerated youth in the SF Bay Area. Decided to pursue a lifelong passion of cooking after experiencing a huge shift in health and well-being after adopting a plant-based diet.

> We created Vegan Mob to provide healthy food with plant-based ingredients and to help surrounding communities by empowering them with food they enjoy, while also supporting a healthy life-style. There are communities across the country that will benefit from access to healthier food that still celebrates the flavors they love.



GW Chew Chief Development Officer

Founder of Something Better Foods providing plant-based proteins sold under the brand name "Better Chew." Chef Chew's mission is to democratize the access to plant-based food for all people while changing lives for the better, one chew at a time.

Vegan Mob puts the soul in soul food.

Toriano Gordon is a dedicated father and husband from San Francisco's Fillmore District. After dedicating a decade of his life to helping at-risk and formerly incarcerated youth in the San Francisco Bay Area, he decided to pursue his lifelong passion of cooking. Toriano experienced a huge shift in his health and well-being after adopting a plant-based diet and started Vegan Mob as his way of sharing this with others.

The Vegan Mob mission is to provide nutritious and healthy food with plant-based ingredients and to help surrounding communities by empowering them with food they love and enjoy, while also supporting a healthy life-style.

Where we started and where we're going

Vegan Mob's flagship location is Lake Park Avenue in Oakland's Grand Lake neighborhood -- just down the street from Oakland's historic Grand Lake Theatre. We opened in October, 2019 and ran out of food six hours into our first meal service. We were equipped to serve a few hundred that day, not the thousands who arrived.

We have hundreds walk up visitors per day and do hundreds of delivery orders through partnerships with DoorDash, Caviar, Postmates, etc.





Following the tremendous success of our Oakland location we have grown and are planning to expand into new communities, and eventually across the country. Our SF Food Truck and San Jose ghost kitchen launched in spring of 2020. We are looking for a permanent location for the food trunk in SF and to open a walk-up brick and mortar location in San Jose. We are targeting our third permanent location to be open next summer in SF or LA.



VEGAN MOB
VEGAN BBQ & SOULFOOD
May 2019
Toriano Gordon launches Vegan Mob pop-up in Oakland.
May 2019
Something Better Foods and Vegan Mob partner to grow the business.
Oct 2019
Brick & mortar walk-up location opens in Oakland with massive lines
May 2020
Food & Wine, Eater, and beyond sing Vegan Mob praises and the crowds keep coming
March 2020
SF food truck & San Jose ghost kitchen expansion
May 2021
Wefunder campaign launches to fuel brick & mortar growth
June 2021
Permanent location for SF Food Truck and San Jose brick & mortar expansion
Summer 2022
Open 3rd brick & mortar location in SF or LA
Future: Franchise
Provide healthy food & livable wages to communities ravaged by poor health in the US

Disclaimer: Future milestones cannot be guaranteed

Beyond our Bay Area growth our goal is to build a franchise model to open 100 locations across the country. This expansion will allow us to provide over 1000 living wage jobs with health care benefits and provide healthy food to communities ravaged by poor health and disease.

The food

The menu is comprised of traditional family soul food recipes and barbecue fusion. We make soul food staples like gumbo, brisket, and po' boys that are 100% plant-based. The crowd favorites include the Mob Plate and Smackaroni, our super creamy vegan mac & cheese. Our plant-based proteins are handmade locally by Chef Chew of Something Better Foods.





What Customers Say About Us

There is a literal mob of people who love us. We have over 78k followers on social media, 730 4-star Yelp reviews, and serve regulars like Danny Glover, Mistah F.A.B., and Kehlani. We've been featured in major publications like **Food & Wine**, **SF Chronicle**, and **Eater**. The Vegan Mob movement is strong and we're ready to grow.





WHAT EVERYONE LOVES ABOUT US
Vegan mob is an incredible concept! Founder Toriano has put the flavor of soul in healthy renditions of dishes we love so much. The Vegan gumbo is especially tasty and you won't miss a thing from it!
Mathew Washington
Isla Vida
I've had a dairy allergy for years where it affects my skin. I'm in the music industry and this lifestyle was no help to my diet. Toriano's vegan lifestyle was so motivating and his food made it tangible to me where it never was before.. I've been living a vegan lifestyle now for 151 days (5 months) and I have lost 110 pounds so far.. I've also added a workout routine everyday for the last 5 months for at least 3hrs a day. Vegan fuel has changed my life and the strength I feel daily is proof you don't need meat to fuel up to workout.. Thank you Vegan Mob Boss.
Mic Angelou
Music Producer
Toriano's gumbo is some of the best I've ever had... and its Vegan! The vegan sausage and shrimp he uses taste like the real thing and the flavor is spicy, sweet, salty and delicious! This gumbo is no joke! Can't wait for the truck to hit the road!
Evan Kidera
Senor Sisig Owner

VEGAN MOB IN THE PRESS

SFGATE San Francisco Chronicle KRON 4 EATER SAN FRANCISCO hoodline GoodDay

Growing da Mob and our impact

We have set out to combine soul food and BBQ with a healthy plant-based positive lifestyle. The response is proof that people get it, and we're ready to bring Vegan Mob to more communities in the Bay Area and beyond.

Welcome to the Vegan Mob

Welcome to the Vegan Mob



Vegan Mob Promo

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We love our loyal customers and fans, which is why we want to open this opportunity for our community to invest in Vegan Mob's growth. Together we can make create more change, eat food that feeds your soul and keeps you healthy, and have a lot of fun. Pull up on us baby!

